UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 July 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MEDIA RELEASE

4 July, 2008

Telecom selects Alcatel-Lucent as IP network partner

Telecom New Zealand has today announced that it is to partner with
Alcatel-Lucent to deliver an Internet Protocol (IP) nationwide network that will bring voice, internet and mobile telephony services together onto one integrated technology platform.

The contract is worth around $130m and runs through to December 2009, by which time Telecom expects to be able to launch the first ‘proof of concept’ products on the new network.

“Building this next generation network infrastructure is yet another example of the massive programme of transformation currently underway at Telecom, which complements other significant programmes of work including, fibre to the node, the mobile phone network upgrade, the next generation Telecom retail transformation and operational separation,” said Frank Mount, group chief transformation officer, Telecom.

“Over time this significant investment in New Zealand’s telecommunications infrastructure will allow the development of world leading products that allow our customers to enjoy the very best in voice, video and application services.”

The development of an all IP network is also a component of Telecom’s undertakings on operational separation.

Alcatel-Lucent will partner with Telecom’s Technology and Shared Services division to build and implement the next generation network, and will focus on the voice calling and broadband internet components of the new national network.

“This project represents another key milestone in support of Telecom New
Zealand’s plans to build world class networks that will deliver innovative next generation services to New Zealanders,” says Steve Lowe, Chief Executive,
Alcatel-Lucent.

ENDS

Contact: Mark Watts, Head of External Media +64 (0)27 250 4018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 4 July 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary